

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

<u>**Via U.S. Mail and Fax (604) 689-8337**</u>

Mr. Wilson Russell
Chief Executive Officer
Northstar Electronics, Inc.
409 Granville Street, Suite 410
Vancouver, British Columbia   Canada  V6C 1T2

      **Re:**    **Northstar Electronics, Inc.**
               **Form 10-K for the fiscal year ended December 31, 2009**
               **Filed April 15, 2010**
               **File No. 333-90031**

Dear Mr. Russell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director

Cc:    Frank W. Birkholz, counsel
         FAX (206) 389-1708